EXHIBIT 99.1

LIMITED REVIEW REPORT

To
The Board of Directors
Mahanagar Telephone Nigam Limited

1.
We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam limited for the quarter ended 30th June, 2011. This statement is the responsibility of the company's management and has been approved by the board of directors/Committee of Board of Directors. Our responsibility to issue a report on these financial statements based on our review.

2.
We conducted our review In accordance with the Standard on Review Engagement (SRE) 2400. Engagements to Review Financial Statetl-rents issued by the lnstitute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit We have not performed an audit and accordingly, we do not express an audit opinion.

3.
We draw attention to the Para No. 2 of the Reviewed quarterly results pertaining to retirernent benefits of the employees of the company which has been accounted for on the estimated basis considering the actuarial assumptions of previous year, the issue being technical, we have relied on the estimation provided by the company and managements' perceptions in this regard.

In view of this we are unable to comment on the adequacy or otherwise of these provisions.

4.
Based on our review conducted as above, nothing has come to our attention other than the ohservations/matters mentioned rn Annexure-1 to this report, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accourllrng standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

ANNEXURE 1 TO LIMITED REVIEW REPORT

ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW REPORT (Referred to in Para 4 of our report dated

1.
The company in its unaudited results for the quarter under review, has neither disclosed how the qualification made by the auditors in respect of previous accounting years/periods have been addressed and if the qualifications have not been resolved, the reasons therefore and the steps the company intends to take in such matters, nor it has given the impact of these qualifications on the unaudited quarterly results for the quarter under review, as required under the provisions of clause 41(iv)(c) of the Listing Agreement.

2.
The License Fee to the DOT is being worked out on accrual basis as against the terms of License Agreements according to which the expetiditures /deductions from the Gross Revenue are allowed on actual payment: basis in respect of the Public Switching Telecom Network (PSTN) related call charges and roaming charges payable to BSNL and other service providers.

3.	The balances appearing in Advance Tax, Provisions for Income Tax and Interest on income Tax Refund are subject to reconciliation with the figures of the Income Tax Department.

4.
The company has allocated the establishment overheads towards capital works on estimation basis, In view of the large amount getting allocated on capital projects vis a vis actual  amount spent on these projects, the basis needs to be made more realistic and scientific and the same should avoid capitalizing the loss due to idle time of labour and machines.

5.
All the receivables and payables including amount receivable/payable to BSNL/DOT/ITI, inter Unit Accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments. in the case of BSNL, the bills raised for the use of infrastructure services are not accepted them, hence we cannot comment on the amount shown as recoverable and outstanding since long.

6.
The company is not making any provision for old outstanding balances from BSNL, DOT, Govt. agencies and other operators. The policy against the generally accepted accounting principal of Conservatism and accounting standard 9 regarding Revenue Recognition.

7.	The break up of staff cost as made in reviewed financial results has been made by the management and relied upon by us.

8.	The loss on account of subscriber's instruments for WLL closed connections within last three years has not been ascertained and provided for.

9.	The life of subscriber's instruments needs to be reviewed considering the technical specifications and industry practice.

10.
Based on the expert opinions the company has not been deducting Tax at source on services received from BSNL and the expenditure on account of Pension liability on the basis of actuarial valuation is considered as an allowable expense.

11.
The provision for employee’s benefits as per Accounting Standard 15 (Revised), Tax expense and depreciation has been made on estimated basis.  Pending actual determination of the liability/asset in this regard.  The impact of the same on the results of the quarter is not ascertainable.

12.	The issue of pension liability on account of DOT employees absorbed in MTNL is still pending with the DOT. The resultant impact of the decision would be accounted for in the year of such decision.

13.	The reconciliation of Subscribers’ deposits, Sundry Debtors, Income from Recharge Coupons, ITC Cards, prepaid calling cards and stock of recharge coupons and leased circuits is under progress.

14.	The Impact of AS 28 regarding impairment of assets, if any, has not been worked out by the company in the unaudited financial results under review.

15.
The Company had accounted for Rs.3014.80 million during the previous year 2010-11, towards wet lease for infrastructure and other services provided in respect of Commonwealth Games of which Rs.430 million is subject to acceptance and final settlement.  Besides, a claim of Rs.410 million has not been booked subject to final acceptance and settlement.

16.
The relevant records pertaining to contracts with M/s. HCL Infosys Ltd on account of Commonwealth Games Project are not available with the company as the same are reported to have been taken by the Investigating agencies, hence we are unable to comment on the compliance of the contract terms and conditions.

17.
The Fixed Assets redeployed out of the Commonwealth Games Project to Delhi and Mumbai units are yet to made operational in both the units, therefore, we are unable to comment on the impairment or further liability that would accrue for making the same operational.

18.	The overall impact of matters referred to in above paras on the results of the company is not ascertainable.

Annexure A
MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
Regd. Office : Jeevan Bharti Building, Tower-1, 12th Floor, 124, Connaught Circus, New Delhi-110001
UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30/06/2011

				(Rs. in Million)
S.No.	Particulars	3 Months ended 30/06/2011	Corresponding 3 Months ended 30/06/2010 in the previous year	Previous accounting year ended 31/03/2011
		UNAUDITED	UNAUDITED	AUDITED
1	2	3	4	5

1	(a) Net Income from Operations	8,131.82	9,529.53	36,739.52
	(b) Other Operating Income	298.34	186.73	1,230.74
	Total Income	8,430.16	9,716.26	37,970.26
2	Expenditure
	(a1) Staff Cost other than retirement benefits	4,406.71	3,718.53	17,103.38
	(a2) Staff Cost for retirement benefits (Actual payouts)	1,081.56	672.41	3,477.84
	(a3) Staff Cost for retirement benefits (Provisions)	2,990.47	2,785.67	12,004.26
	(b) Revenue Sharing	1,072.76	1,097.52	4,432.46
	(c) Licence Fees	593.89	781.64	2,875.91
	(d) Admn./Operative Expenditure	1,610.59	2,067.80	9,152.69
	Total Expenditure	11,755.98	11,123.56	49,046.55
3	Earnings from Operations before Other Income, Interest, Depreciation & Amortisation & Exceptional Items (1-2)	(3,325.82)	(1,407.30)	(11,075.29)
4	Depreciation & Amortisation	3,564.12	3,445.04	14,101.48
5	Profit/(Loss) from Operations after Depreciation & Amortisation but before Other Income, Interest & Exceptional Items (3-4)	(6,889.93)	(4,852.34)	(25,177.77)
6	Other Income	249.01	622.70	1,949.70
7	Profit/(Loss) before Interest & Exceptional Items (5+6)	(6,640.92)	(4,229.64)	(23,228.07)
8	Interest	1,858.95	277.69	4,519.46
9	Profit/(Loss) after Interest but before Exceptional Items (7-8)	(8,499.88)	(4,507.33)	(27,747.53)
10	Exceptional Items	-	-	-
11	Profit/(Loss) from ordinary activities before tax (9-10)	(8,499.88)	(4,507.33)	(27,747.53)
12	Tax expense
	a. Provision for Current Tax	0.48	0.46	1.91
	b. Taxes for earlier period written back/paid	-	-	285.38
	c. Provision for Deferred Tax	-	-	-
13	Net Profit/(Loss) from ordinary activities after tax (11-12)	(8,500.36)	(4,507.78)	(28,034.82)
14	Extraordinary Items/Prior Period Adj. (net of tax)	0.06	6.57	(15.67)
15	Net Profit/(Loss) for the period (13-14)	(8,500.42)	(4,514.35)	(28,019.15)
16	Paid up equity share capital (Face value of Rs.10/- each.)	6,300.00	6,300.00	6,300.00
17	Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year			60,164.81
18	Earning Per Share (EPS)
	(a) Basic and Diluted EPS before Extraordinary items for the period	(13.49)	(7.16)	(44.50)
	(b) Basic and Diluted EPS after Extraordinary items for the period	(13.49)	(7.17)	(44.47)
19	Public Shareholding
	a) Number of shares	275,627,260	275,627,260	275,627,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%
20	Promoter and promoter group Shareholding
	a) Pledged/Encumbered
	- Number of shares	0	0	0
	- Percentage of shares (as a % of the total shareholding promoter and promoter group)	0.00%	0.00%	0.00%
	- Percentage of shares (as a % of the total share capital of the company)	0.00%	0.00%	0.00%
	b) Non encumbered
	- Number of shares	354,372,740	354,372,740	354,372,740
	- Percentage of shares (as a % of the total shareholding promoter and promoter group)	100.00%	100.00%	100.00%
	- Percentage of shares (as a % of the total share capital of the company)	56.25%	56.25%	56.25%

Notes:

1
The above results have been reviewed and recommended for adoption by the Audit Committee in their meeting held on 10.08.2011 and approved by the Board of Directors of the Company at their meeting held on 10.08.2011. The Statutory Auditors have carried out a Limited Review of the financial results as required under Clause-41 of the Listing Agreement.

2	The above results have been finalised by providing for retirement benefits on prorata basis for the quarter based on previous year assumptions/calculations.

3	Previous period/year figures have been regrouped/rearranged wherever necessary.

4	The status of investor complaints received and disposed off during this quarter ended on 30/06/2011 is as under:

Complaints pending at the beginning of the quarter	0
Complaints received during this quarter	0
Complaints disposed off during this quarter	0
Complaints lying unresolved at the end of the quarter	0

Place: New Delhi
Date: 10.08.2011

UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON 30/06/2011

(Rs. in Million)
S. No.	Particulars	3 Months ended 30/06/2011	Corresponding 3 Months ended 30/06/2010 in the previous year	Year to date figures for Current period ended 31/03/2011
1	2	UNAUDITED 3	UNAUDITED 4	UNAUDITED 5

1.	Segment Revenue
	a. Basic Services	6,498.28	7,986.59	30,899.69
	b. Cellular	1,714.02	1,659.17	6,450.74
	c. Unallocated	-	-	(164.18)
	Total	8,212.30	9,645.76	37,186.25

	Less: Inter Segment Revenue	80.48	116.23	446.73

	Net Income From Operations	8,131.82	9,529.53	36,739.52

2.	Segment Results (Profit / (Loss) before tax and interest from each segment)
	a. Basic Services	(5,405.10)	(3,391.97)	(17,894.14)
	b. Cellular	(694.54)	69.97	(3,858.31)
	c. Unallocated	(541.28)	(907.64)	(1,475.63)
	Total	(6,640.92)	(4,229.64)	(23,228.07)
	Less: (i) Interest	1,858.96	277.69	4,519.46
	Less: (ii) Prior Period items	0.06	6.57	(15.67)
	Total Profit/(Loss) before tax	(8,499.95)	(4,513.89)	(27,731.86)

	Less: (i) Provision for Current Tax	0.48	0.46	1.91
	Less: (ii) Provision for Deferred Tax	-	-	-
	Less: (iii) Taxes for earlier period written back / paid	-	-	285.38
	Total Profit/(Loss) after tax	(8,500.42)	(4,514.35)	(28,019.16)
3.	Capital Employed
	(Segment Assets - Segment Liabilities)
	a. Basic Services	(2,938.91)	1,750.76	31.26
	b. Cellular	68,015.91	10,709.89	68,652.67
	c. Unallocated	(7,012.96)	78,314.59	(2,219.11)
	Total	58,064.04	90,775.24	66,464.81

Place: New Delhi
Date: 10.08.2011